EXHIBIT 11.1

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

The following is a reconciliation of net income to net income attributable to common stockholders and a table summarizing the basic and diluted earnings per share calculations. Amounts presented for basic and diluted earnings per share reflect the impact of our stock dividend of 12.861519 additional shares of our common stock for each share of our common stock that was outstanding on May 14, 2013.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands, except per share data)		(in thousands, except per share data)
Net income	$20,533	$13,344	$17,085	$2,335
Less: Preferred stock dividends	(27)	(99)	(119)	(257)

Net income attributable to common stockholders	$20,506	$13,245	$16,966	$2,078

Weighted-average shares outstanding
Denominator for basic earnings per share—weighted-average common shares outstanding	10,386	3,209	3,193	2,985
Effect of dilutive shares—convertible preferred stock and employee and director stock options	4,080	3,567	4,324	533

Denominator for diluted earnings per share	14,466	6,776	7,517	3,518

Basic earnings per share	$1.97	$4.13	$5.31	$0.70

Diluted earnings per share	$1.42	$1.95	$2.26	$0.59